SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of May, 2007

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Copa Holdings Reports Earnings of US$39.5 Million and EPS of US$0.91 for 1Q08

PANAMA CITY, Panama, May 8 /PRNewswire-FirstCall/ -- Copa Holdings, S.A. (NYSE: CPA), parent company of Copa Airlines and Aero Republica, today announced financial results for the first quarter of 2008 (1Q08). The terms “Copa Holdings" or "the Company" makes reference to the consolidated entity, whose operating subsidiaries are Copa Airlines and Aero Republica. The following financial and operating information, unless otherwise indicated, is presented pursuant to US GAAP. Unless otherwise stated all comparisons with prior periods refer to the first quarter of 2007 (1Q07).

OPERATING AND FINANCIAL HIGHLIGHTS

•
Copa Holdings reported net income of US$39.5 million for 1Q08, or diluted earnings per share (EPS) of US$0.91, as compared to net income of US$48.6 million or diluted EPS of US$1.12 in 1Q07. Operating income for 1Q08 came in at US$51.7 million, as compared to operating income of US$60.8 million for 1Q08.  Operating margin decreased from 25.0% to 17.5%, maintaining its position among the most profitable airlines in the industry.

•	These strong results were achieved despite US$21.7 million in additional fuel costs as a result of a 35.1% increase in the all-in average price per gallon of jet fuel.

•
In 1Q08, total revenues increased to US$295.9 million, representing growth of 21.9%. Yield per passenger mile increased 7.2% to 17.3 cents and operating revenue per available seat mile (RASM) increased 9.6% to 14.2 cents.

•
Revenue passenger miles (RPMs) increased 13.5% from 1.43 billion in 1Q07 to 1.62 billion in 1Q08, and available seat miles (ASMs) increased 11.2% from 1.87 billion in 1Q07 to 2.08 billion in 1Q08, with the Copa Airlines segment increasing 16.9% year-over-year and Aero Republica decreasing 9.7% as a result of their down gauge to an Embraer-190 fleet. Consolidated load factor increased 1.6 percentage points from 76.4% to 78.0%.

•
Operating cost per available seat mile (CASM), increased 20.7% from 9.7 cents in 1Q07 to 11.8 cents in 1Q08. CASM, excluding fuel costs, increased 14.1% from 6.7 cents in 1Q07 to 7.7 cents in 1Q08, mainly due to an increase in Aero Republica’s unit costs driven by timing of maintenance events, Colombian currency appreciation and down gauging to an Embraer-190 fleet.

•	Liquidity including cash, short term and long term investments plus committed credit lines ended the quarter at US$357.1 Million, representing 33% of last twelve months revenues.

•	For 1Q08, Copa Airlines reported an on-time performance of 90.3% and a flight-completion factor of 99.8%, maintaining its position among the best in the industry.

•	On March 10, Copa Airlines launched direct service from Panama and connecting cities to Port of Spain, Trinidad and Tobago -- the airline's 41st destination.

RECENT DEVELOPMENTS

•
On April 11, Copa Airlines took delivery of its 12th Embraer-190 aircraft, bringing its fleet total to 38, with an average age of 3.9 years. Copa Holdings consolidated fleet, including Aero Republica, is currently composed of 51 aircraft.

•	In April, Aero Republica was certified under IATA’s Operational Safety Audit (IOSA).

•	On May 7, the Board of Directors of Copa Holdings declared an annual dividend of $0.37 per share. The dividend is payable June 16, 2008, to stockholders of record as of May 30, 2008.

•
CIASA, controlling shareholder of Copa Holdings, S.A., has recently reached an agreement in principle with Continental Airlines, Inc. (“Continental”) to waive the lock-up under the shareholders agreement dated June 29, 2006, which currently restricts Continental's ability to sell its remaining shares of Copa's Class A common stock through June 29, 2008. The Company is preparing a registration statement to be filed with the U.S. Securities and Exchange Commission. Once the registration statement is effective, Continental will have the flexibility to sell its remaining shares of Copa Holdings.

Consolidated Financial & Operating Highlights	1Q08	1Q07	% Change	4Q07	% Change
RPMs (millions)	1,619	1,427	13.5%	1,524	6.3%
ASMs (mm)	2,077	1,868	11.2%	2,066	0.5%
Load Factor	78.0%	76.4%	1.6 p.p.	73.8%	4.2 p.p.
Yield	17.3	16.1	7.2%	17.5	-0.9%
PRASM (cents)	13.5	12.3	9.5%	12.9	4.7%
RASM (cents)	14.2	13.0	9.6%	13.8	3.4%
CASM (cents)	11.8	9.7	20.7%	11.7	0.6%
Adjusted CASM (cents) (1)	11.8	9.7	20.7%	11.4	3.2%
Adjusted CASM Excl. Fuel (cents)(1)	7.7	6.7	14.1%	7.6	1.4%
Breakeven Load Factor	64.3%	54.3%	10.0 p.p.	60.2%	4.1 p.p.
Operating Revenues (US$ mm)	295.9	242.7	21.9%	284.6	4.0%
EBITDAR (US$ mm) (2)	75.9	79.5	-4.6%	72.2	5.1%
Adjusted EBITDAR (US$ mm) (3)	75.9	79.5	-4.6%	78.5	-3.3%
EBITDAR Margin (2)	25.6%	32.8%	-7.1 p.p.	25.4%	0.3 p.p.
Adjusted EBITDAR Margin (3)	25.6%	32.8%	-7.1 p.p.	27.6%	-1.9 p.p.
Operating Income (US$ mm)	51.7	60.8	-14.9%	43.0	20.3%
Adjusted Operating Income (US$ mm) (1)	51.7	60.8	-14.9%	49.3	4.9%
Operating Margin	17.5%	25.0%	-7.6 p.p.	15.1%	2.4 p.p.
Adjusted Operating Margin (US$ mm) (1)	17.5%	25.0%	-7.6 p.p.	17.3%	0.2 p.p.
Net Income (US$ mm)	39.5	48.6	-18.7%	35.5	11.2%
Adjusted Net Income (US$ mm) (3)	39.5	48.6	-18.7%	41.8	-5.6%
Net Margin	13.3%	20.0%	-6.7 p.p.	12.5%	0.9 p.p.
Adjusted Net Margin (3)	13.3%	20.0%	-6.7 p.p.	14.7%	-1.3 p.p.
EPS - Basic (US$)	0.92	1.13	-19.0%	0.83	10.7%
Adjusted EPS - Basic (US$) (3)	0.92	1.13	-19.0%	0.97	-5.7%
EPS - Diluted (US$)	0.91	1.12	-18.7%	0.82	11.1%
Adjusted EPS - Diluted (US$) (3)	0.91	1.12	-18.7%	0.96	-5.6%
Weighted Avg. # of Shares - Basic (000)	42,985	42,817	0.4%	42,938	0.1%
Weighted Avg. # of Shares - Diluted (000)	43,433	43,449	0.0%	43,401	0.1%

(1)Adjusted Operating Income and Adjusted CASM exclude special charges of US$6.3 million recorded in 4Q07, related to the early termination of MD-80 aircraft leases, as a result of Aero Republica’s ongoing transition to an all EMBRAER-190 fleet.
(2)EBITDAR means earnings before interest, taxes, depreciation, amortization and rent.
(3)Adjusted EBITDAR, Adjusted Net Income and Adjusted EPS (Basic and Diluted): a) Excludes special charges of US$6.3 million recorded in 1Q08, related to the early termination of MD-80 aircraft leases, as a result of Aero Republica’s ongoing transition to an all Embraer-190 fleet.
Note:  Attached to this press release is a reconciliation of non-GAAP financial measures to the comparable US GAAP measures.

MANAGEMENT’S COMMENTS ON 1Q08 RESULTS

For 1Q08 the company recorded operating income of US$51.7 million and net income of US$39.5 million. Total revenues increased 21.9% during the quarter, while operating margin decreased 7.6 percentage points from 25% to 17.5%, mainly as a result of increased fuel prices. Copa Holdings first quarter performance highlights the company’s ability to deliver healthy earnings, despite an increasing fuel price environment.

Passenger revenues, which represented 95% of total revenues, increased 21.7% to US$280.2 million, due to an 11.2% increase in capacity and a 9.5% increase in passenger revenue per ASM. The latter was driven by a 7.2% increase in yield and a 1.6 percentage point increase in consolidated load factors from 76.4% to 78.0%.

In 1Q08, Copa Airlines’ yields came in at 16.0 cents, representing an increase of 4.3% compared to 1Q07. Aero Republica’s yields increased 23.1% to 25.2 cents and continued to benefit from a stronger Colombian currency and higher local currency fares as well as increased capacity into higher yielding international flights. Aero Republica’s international load factors increased from 47.4% in 1Q07 to 62.9% in 1Q08, despite doubling international capacity, which represented 14.9% of total capacity in 1Q08 as compared to 6.7% in 1Q07.

Consolidated operating expenses for 1Q08 increased 34.2% to US$244.2 million, while consolidated operating expenses per ASM (CASM) increased 20.7% to 11.8 cents. Incremental fuel costs as a result of higher fuel prices totaled US$21.7 million. Excluding fuel costs, unit costs increased 14.1% to 7.7 cents, mainly as a result of an increase in Aero Republica’s unit cost mainly driven by timing of maintenance events, Colombian currency appreciation and down gauging to an Embraer-190 fleet.

Jet fuel prices, net of hedges, increased 35.1% from an average of US$2.09 in 1Q07 to US$2.82 in 1Q08.  For 1Q08, fuel hedges represented 18% of consolidated volume at an average price of $2.16 per gallon (US Gulf Coast).  The company currently has hedges in place for 2Q08 representing 17% of consolidated volume at $2.25 per gallon, 13% at $2.34 for 3Q08 and 9% at $2.49 for 4Q08.

The Company increased its already solid liquidity position, which includes US$34.5 million in committed credit lines to US$357.1 million in 1Q08, translating to approximately 33% of the last twelve-months´ revenues. Total debt amounted to US$836.1 million, which relates for the most part to aircraft and equipment financing.

For 1Q08, Aero Republica recorded an operating loss of US$0.7 million, compared to an operating income of US$3.9 million in 1Q07, as a result of higher fuel prices and more scheduled maintenance events.

Capacity in terms of ASMs flown in Embraer-190 aircraft, as a percentage of total Aero Republica capacity increased from 16% in 1Q07 to 50% in 1Q08. Additionally, as part of its international expansion Aero Republica’s international capacity more than doubled year-over-year reaching 14.9% of total capacity during 1Q08 as compared to 6.7% in 1Q07, while international load factors increased from 47.4% to 63.0% during the same period.

For the remainder of 2008, we expect healthy economic growth in the region which should continue driving demand for air travel. Copa Airlines will keep on strengthening and expanding its network with the delivery of five additional aircraft, ending the year with a fleet of 43 aircraft. Additionally, Aero Republica will continue its fleet transition with the delivery of two Embraer-190 aircraft, expected to end the year with a fleet of 13 aircraft. On a consolidated basis, Copa Holdings’ consolidated fleet will consist of 56 aircraft by the end of 2008.

OUTLOOK FOR 2008

Looking forward, Copa Holdings will continue its focus on profitable growth and the execution of its proven business model of efficiently connecting the Americas through Copa Airlines´ centrally located Hub of the Americas in Panama City. Copa Holdings expects demand to be driven by regional economic growth and the growing preference for its network and services.

However, in light of the current fuel price environment and our belief that this situation may continue for the remainder of 2008, we have revised our full year guidance as follows:

•
Capacity, measured in ASMs, is revised from 9.3 billion to 9.1 billion ASMs, mainly as a result of changes in our operational plan aimed at optimizing capacity growth and profitability in light of a challenging fuel price environment. The current capacity growth forecast represents year-over-year consolidated growth of 15%, with Copa year-over-year growth expected at 18% while Aero Republica´s capacity will be flat year-over-year as a result of their transition from an MD-80 fleet to an Embraer-190 fleet.

•	Average load factor remains unchanged at 75% up from 74% in 2007.

•
RASM is expected to come in at approximately 14.2 cents, as opposed to the previous guidance of 13.4 cents. This increase should result from a healthy fare environment and revenue management initiatives to mitigate increased fuel prices.

•	CASM Ex-fuel is projected to increase from 7.3 cents to 7.5 cents, mainly as a result of revised capacity growth.

•	Operating margin is adjusted from a range of 17-19% to a range of 15-17%, mainly as a result of increasing jet fuel from an average price per gallon of $2.38 to $2.98 (US Gulf Coast).

Financial Outlook (US GAAP)	2008 - Full Year Prior	2008 - Full Year Revised	2007 Actual
ASMs (billion)	+/-9.3	+/-9.1	7.9
Average Load Factor	+/-75%	+/-75%	74%
RASM (cents)	+/-13.4	+/-14.2	13.0
CASM Ex-fuel (cents)	+/- 7.3	+/- 7.5	7.1
Operating Margin	17%-19%	15-17%	19.2

CONSOLIDATED FIRST QUARTER RESULTS

Operating revenue

Consolidated revenue for 1Q08 totaled US$295.9 million, a 21.9% or US$53.1 million increase over operating revenue of US$242.7 million in 1Q07, mainly due to a 20.5% or US$40.2 million increase in Copa Airlines’ operating revenue and a 31.7% or US$14.9 million increase in Aero Republica’s operating revenue.

Copa Airlines operating revenue

Copa Airlines operating revenue for 1Q08 totaled US$236.9 million, a 20.5% increase over operating revenue of US$196.6 million in 1Q07. This increase was primarily due to a 20.2% or US$37.5 million increase in passenger revenue.

Passenger revenue. For 1Q08 passenger revenue totaled US$223.2 million, a 20.2% increase over passenger revenue of US$185.7 million in 1Q07 as ASMs increased by 16.9% in 1Q08 as compared to 1Q07. Passenger yield increased 4.3% to 16.0 cents, while load factor decreased from 82.4% in 1Q07 to 81.2% in 1Q08.

Cargo, mail and other. Cargo, mail and other revenue totaled US$13.7 million in 1Q08, a 25.0% increase over cargo, mail and other of US$11.0 million in 1Q07.

Aero Republica operating revenue

During 1Q08, Aero Republica generated operating revenue of US$61.9 million, representing a 31.7% increase over 1Q07. This increase resulted mainly from a US$12.4 million or 27.9% increase in passenger revenue. During the quarter Aero Republica’s capacity (ASMs) decreased by 9.7% mainly as a result of the down gauge from an MD-80 fleet to an Embraer-190 fleet, while traffic (RPMs) increased by 3.9%, resulting in a load factor of 62.6% or 8.2 percentage points above 1Q07. Yields increased by 23.1% primarily due to the strengthening of the Colombian currency, as well as higher fares in both domestic and international routes.

Operating expenses

For 1Q08, consolidated operating expenses rose 34.2% to US$244.2 million, representing operating cost per available seat mile (CASM) of 11.8 cents. Operating cost per available seat mile (CASM), excluding fuel costs, increased 14.1% from 6.7 cents in 1Q07 to 7.7 cents in 1Q08. An overview of the major variances on a consolidated basis follows:

Aircraft fuel. For 1Q08, aircraft fuel totaled US$84.3 million, a US$28.4 million or 50.9% increase over aircraft fuel of US$55.9 million in 1Q07. This increase was primarily a result of a 11.7% increase in gallons consumed resulting from increased capacity and a 35.1% increase in the average price per gallon of jet fuel (all-in), which net of hedges averaged US$2.82 in 1Q08 as compared to US$2.09 in 1Q07.
Salaries and benefits. For 1Q08, salaries and benefits totaled US$34.1 million, a 27.7% increase over salaries and benefits of US$26.7 million in 1Q07. This increase was mostly a result of an overall increase in operating headcount to support additional capacity and the effect of the Colombian currency appreciation.
Passenger servicing. For 1Q08, passenger servicing totaled US$23.2 million, a 29.6% increase over passenger servicing of US$17.9 million in 1Q07. This increase was primarily a result of an increase in passengers carried by Copa Airlines, more international service offered by Aero Republica and the effect of the Colombian currency appreciation.

Commissions. For 1Q08, commissions totaled US$17.0 million, a 14.5% increase over commissions of US$14.8 million in 1Q07. This increase was primarily a result of higher passenger revenue partially offset by lower average commission rates in both Copa Airlines and Aero Republica.
Reservations and sales. Reservations and sales totaled US$13.3 million, a 20.5% increase over reservation and sales of US$11.0 million in 1Q07. This increase was primarily a result of more passengers carried and additional costs related to global distribution systems (GDS) at Aero Republica.
Maintenance, material and repairs. For 1Q08, maintenance, material and repairs totaled US$17.3 million, a 55.6% increase over maintenance, material and repairs of US$11.1 million in 1Q07. This increase was primarily a result of more major overhaul events scheduled in 1Q08 as compared to 1Q07.
Depreciation. Depreciation totaled US$10.0 million in 1Q08, a 25.1% increase over depreciation of US$8.0 million in 1Q07. This increase was primarily related to the depreciation of new aircraft and spares.
Aircraft Rentals. Aircraft rentals totaled US$10.7 million in 1Q08, a 16.5% increase over aircraft rentals of US$9.2 million in 1Q07. This increase was primarily related to the addition of new leased Embraer-190 aircraft at Aero Republica
Flight operations, landing fees and other rentals. Combined, flight operations, landing fees and other rentals increased 34.0% from US$15.7 million in 1Q07 to US$21.0 million in 1Q08, primarily as a result of increased capacity and higher crew related expenses.
Other. Other expenses totaled US$13.2 million in 1Q08, an increase of 14.3% over US$11.6 million in 1Q07.

Copa Airlines operating expenses

Copa Airlines’ operating expenses increased 32.1% to US$184.5 million from US$139.7 million in 1Q07. Operating expenses per available seat mile increased 13.0% to 10.8 cents in 1Q08 from 9.5 cents in 1Q07. Excluding fuel costs, operating expenses per available seat mile increased 4.3% from 6.6 cents in 1Q07 to 6.9 cents in 1Q08.

Aircraft fuel. For 1Q08, aircraft fuel totaled US$65.7 million, a 55.5% increase over aircraft fuel expense of US$42.2 million in the same period in 2007. This increase was primarily a result of a 18.1% increase in gallons consumed resulting from increased capacity and a 31.8% increase in the average price per gallon of jet fuel (all-in), which net of hedges averaged US$2.77 in 1Q08 as compared to US$2.09 in 1Q07.
Salaries and benefits. For 1Q08, salaries and benefits totaled US$26.2 million, a 24.1% increase over salaries and benefits of US$21.1 million in the same period in 2007. This increase was mainly a result of an overall increase in operating headcount to support additional capacity.
Passenger servicing. Passenger servicing totaled US$18.7 million for 1Q08, a 25.0% increase over passenger servicing of US$15.0 million in 1Q07. This increase was primarily the result of an increase in passengers carried and higher rates associated to capacity allocation.
Commissions. Commissions totaled US$12.4 million for 1Q08, an 11.2% increase over commissions of US$11.1 million in 1Q07. This increase was primarily a result of a 20.2% increase in passenger revenue, partially offset by a lower average commission rate.
Reservations and sales. Reservations and sales totaled US$10.0 million, a 14.4% increase over reservation and sales of US$8.7 million in 1Q07. This increase was primarily a result of more passengers carried.
Maintenance, materials and repairs. Maintenance, materials and repairs totaled US$9.6 million in 1Q08, a 22.8% increase over maintenance, materials and repairs of US$7.8 million in 1Q07. This increase resulted from higher capacity and more major overhaul events during the period.
Depreciation. Depreciation totaled US$8.8 million in 1Q08, a 25.3% increase over depreciation of US$7.0 million in 1Q07, primarily related to depreciation of new aircraft and spare parts.
Flight operations, aircraft rentals, landing fees and other rentals. Combined, flight operations, aircraft rentals, landing fees and other rentals increased 26.4% from US$18.7 million in 1Q07 to US$23.7 million in 1Q08, primarily as a result of increased capacity and higher crew related expenses.
Other. Other expenses increased a total of US$1.5 million from US$8.0 million in 1Q07 to US$9.5 million in 1Q08.

Aero Republica operating expenses

Aero Republica’s operating expenses increased 45.1% to US$62.6 million in 1Q08 from US$43.1 million in 1Q07. Operating expenses per available seat mile (CASM) increased 60.7% to 17.3 cents in 1Q08 from 10.8 cents in 1Q07. CASM, excluding fuel costs, increased 65.0% from 7.4 cents in 1Q07 to 12.1 cents in 1Q08, mainly due additional aircraft and engine maintenance events related to the MD-80 fleet, a stronger Colombian currency and the effect of the down gauge to an Embraer-190 fleet.

Non-operating income (expense)

Consolidated non-operating expenses totaled a net expense of US$8.1 million in 1Q08, a 3.0% increase over non-operating expenses of US$7.9 million in 1Q07.

Interest expense. Interest expense totaled US$11.0 million in 1Q08, an 11.5% increase over interest expense of US$9.8 million in 1Q07, mostly as a result of increased aircraft related debt.
Interest capitalized. Interest capitalized totaled US$0.5 million in 1Q08, a 1.9% decrease over 1Q07.
Interest income. Interest income totaled US$2.8 million, an 8.9% increase over interest income of US$2.5 million in 1Q07, mostly a result of increased cash, cash equivalents and investments.
Other, net. Other net totaled an expense of US$0.4 million in 1Q08.

About Copa Holdings
Copa Holdings, through its Copa Airlines and Aero Republica operating subsidiaries, is a leading Latin American provider of international airline passenger and cargo service. Copa Airlines currently offers approximately 116 daily scheduled flights to 41 destinations in 22 countries in North, Central and South America and the Caribbean.  In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through code share agreements with Continental Airlines and other airlines. Aero Republica, the second-largest domestic carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines’ Hub of the Americas through flights from Bogota, Bucaramanga, Cali, Cartagena and Medellin.

CONTACT: Copa Holdings S.A.

Investor Relations:
Ph: (507) 304-2677
e-mail: investorrelations@copaair.com
www.copaair.com (IR section)

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities. There shall be no sale of any securities in any jurisdiction in which such offer; solicitation or sale would be unlawful prior to registration under the securities laws of such jurisdiction.

Copa Holdings, S.A.
Operating data

	Unaudited	Unaudited	%	Unaudited	%
	1Q08	1Q07	Change	4Q07	Change

Copa Holdings (Consolidated)
Revenue passengers carried (thousands)	1,217	1,121	8.6%	1,249	-2.6%
Revenue passengers miles (RPMs) (mm)	1,619	1,427	13.5%	1,524	6.3%
Available seat miles (ASMs) (mm)	2,077	1,868	11.2%	2,066	0.5%
Load factor	78.0%	76.4%	1.6 p.p.	73.8%	4.2 p.p.
Break-even load factor	64.3%	54.3%	10.0 p.p.	60.2%	4.1 p.p.
Yield (cents)	17.3	16.1	7.2%	17.5	-0.9%
RASM (cents)	14.2	13.0	9.6%	13.8	3.4%
CASM (cents)	11.8	9.7	20.7%	11.7	0.6%
Adj.CASM - excl. special charges and fuel (cents)	7.7	6.7	14.1%	7.6	1.4%
Fuel gallons consumed (mm)	29.6	26.5	11.7%	29.5	0.2%
Average price of Fuel - Net of Hedges (US$)	2.82	2.09	35.1%	2.61	8.1%

Copa Segment
Revenue passengers miles (RPMs) (mm)	1,393	1,209	15.2%	1,276	9.2%
Available seat miles (ASMs) (mm)	1,715	1,468	16.9%	1,676	2.4%
Load factor	81.2%	82.4%	-1.2 p.p.	76.1%	5.1 p.p.
Break-even load factor	62.2%	56.2%	5.9 p.p.	57.7%	4.5 p.p.
Yield (US$ cents)	16.0	15.4	4.3%	16.2	-1.3%
RASM (cents)	13.8	13.4	3.1%	13.3	4.1%
CASM (cents)	10.8	9.5	13.0%	10.7	0.2%
CASM - excl. fuel (cents)	6.9	6.6	4.3%	7.2	-3.2%
Fuel gallons consumed (mm)	23.5	19.9	18.1%	22.9	2.4%
Average price of Fuel - Net of Hedges (US$)	2.76	2.09	31.8%	2.56	7.8%

Aero Republica Segment
Revenue passengers miles (RPMs) (mm)	226	218	3.9%	248	-8.8%
Available seat miles (ASMs) (mm)	361	400	-9.7%	391	-7.5%
Load factor	62.6%	54.4%	8.2 p.p.	63.5%	-0.9 p.p.
Break-even load factor	67.5%	54.3%	13.2 p.p.	64.0%	3.5 p.p.
Yield (cents)	25.2	20.5	23.1%	23.8	5.8%
RASM (cents)	17.1	11.7	45.9%	16.6	3.1%
CASM (cents)	17.3	10.8	60.7%	16.4	5.3%
Adj.CASM - excl. special charges and fuel (cents)	12.1	7.4	65.0%	10.1	20.1%
Fuel gallons consumed (mm)	6.1	6.6	-7.6%	6.6	-7.7%
Average price of Fuel - Net of Hedges (US$)	3.07	2.08	47.8%	2.79	10.0%

Copa Holdings, S.A.
Income Statement - USGAAP
(US$ Thousands)

	Unaudited	Unaudited	%	Unaudited	%
	1Q08	1Q07	Change	4Q07	Change
Operating Revenues
Passenger Revenue	280,224	230,271	21.7%	266,228	5.3%
Cargo, mail and other	15,662	12,479	25.5%	18,359	-14.7%
Total Operating Revenue	295,886	242,750	21.9%	284,587	4.0%

Operating Expenses
Aircraft fuel	84,344	55,912	50.9%	78,400	7.6%
Salaries and benefits	34,147	26,749	27.7%	32,152	6.2%
Passenger servicing	23,235	17,932	29.6%	23,052	0.8%
Commissions	16,961	14,813	14.5%	18,488	-8.3%
Reservations and sales	13,256	10,997	20.5%	12,039	10.1%
Maintenance, material and repairs	17,323	11,134	55.6%	13,376	29.5%
Depreciation	10,000	7,994	25.1%	9,821	1.8%
Flight operations	12,979	9,410	37.9%	12,394	4.7%
Aircraft rentals	10,673	9,163	16.5%	9,692	10.1%
Landing fees and other rentals	8,008	6,256	28.0%	7,629	5.0%
Other	13,246	11,590	14.3%	18,253	-27.4%
Special fleet charges	-	-	-	6,300	-100.0%
Total Operating Expense	244,171	181,951	34.2%	241,596	1.1%

Operating Income	51,715	60,799	-14.9%	42,991	20.3%

Non-operating Income (Expense):
Interest expense	(10,980)	(9,848)	11.5%	(12,567)	-12.6%
Interest capitalized	521	531	-1.9%	584	-10.8%
Interest income	2,768	2,542	8.9%	3,361	-17.6%
Other, net	(420)	(1,097)	nm	6,215	-106.8%
Total Non-Operating Income/(Expense)	(8,111)	(7,872)	3.0%	(2,407)	237.0%

Income before Income Taxes	43,604	52,927	-17.6%	40,584	7.4%

Provision for Income Taxes	4,104	4,361	-5.9%	5,058	-18.9%

Net Income	39,499	48,567	-18.7%	35,526	11.2%

Basic EPS	0.92	1.13	-19.0%	0.83	11.1%
Basic Shares	42,985,220	42,816,678	0.4%	42,937,844	0.1%

Diluted EPS	0.91	1.12	-18.6%	0.82	11.1%
Diluted Shares	43,432,584	43,449,121	0.0%	43,401,305	0.1%

Copa Holdings, S.A.
Balance Sheet - USGAAP
(US$ Thousands)	March 31,	December 31,	March 31,
	2008	2007	2007
	(Unaudited)	(Audited)	(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$234,593	$285,858	$190,158
Short-term investments	70,500	22,500	27,500
Total cash, cash equivalents and short-term investments	305,093	308,358	217,658

Accounts receivable, net of allowance for doubtful accounts	84,194	73,389	80,628
Accounts receivable from related parties	3,462	780	2,270
Expendable parts and supplies, net of allowance for obsolescence	16,526	14,088	9,748
Prepaid expenses	25,317	25,574	19,017
Other current assets	15,593	13,547	8,015
Total Current Assets	450,185	432,358	337,336

Long-term investments	17,538	17,038	26,036

Property and Equipment:
Owned property and equipment:
Flight equipment	1,195,518	1,188,641	948,680
Other equipment	53,352	50,909	44,065
	1,248,870	1,239,550	992,745
Less: Accumulated depreciation	(147,667)	(137,367)	(111,181)
	1,101,203	1,102,183	881,564
Purchase deposits for flight equipment	74,046	64,079	73,849
Total Property and Equipment	1,175,249	1,166,262	955,413

Other Assets:
Net pension asset	1,171	1,034	759
Goodwill	26,767	24,201	21,392
Intangible asset	39,247	35,484	32,640
Other assets	30,604	27,496	16,233
Total Other Assets	97,789	88,215	71,024
Total Assets	$1,740,761	$1,707,251	$1,389,809

LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities:
Current maturities of long-term debt	$96,243	$110,658	$103,154
Accounts payable	51,193	57,468	47,799
Accounts payable to related parties	9,439	10,824	8,242
Air traffic liability	150,383	153,422	116,730
Taxes and interest payable	34,397	36,644	34,688
Accrued expenses payable	57,342	52,233	33,317
Other current liabilities	4,631	3,740	2,836
Total Current Liabilities	403,628	424,989	346,766

Non-Current Liabilities:
Long-term debt	739,886	732,209	599,851
Post employment benefits liability	1,866	1,894	1,792
Other long-term liabilities	10,273	9,775	8,023
Deferred tax liabilities	8,119	6,747	4,933
Total Non-Current Liabilities	760,144	750,625	614,599

Total Liabilities	1,163,772	1,175,614	961,365

Shareholders' Equity:
Class A - 30,416,440 shares issued and outstanding	20,761	20,586	20,586
Class B - 12,778,125 shares issued and outstanding	8,722	8,722	8,722
Additional paid in capital	10,037	8,064	3,473
Retained earnings	531,098	491,599	392,816
Accumulated other comprehensive loss	6,371	2,666	2,847
Total Shareholders' Equity	576,989	531,637	428,444
Total Liabilities and Shareholders' Equity	$1,740,761	$1,707,251	$1,389,809

Copa Holdings, S.A.

NON-GAAP FINANCIAL MEASURE RECONCILIATION

This press release includes the following non GAAP financial measures: Adjusted CASM, Adjusted CASM Excluding Fuel, Adjusted EBITDAR, Adjusted Operating Income, Adjusted Net Income and Adjusted EPS. This supplemental information is presented because we believe they are useful indicators of our operating performance and are useful in comparing our performance with other companies in the airline industry. These measures should not be considered in isolation, and should be considered together with comparable US GAAP measures, in particular operating income and net income. The following is a reconciliation of these non-GAAP financial measures to the comparable US GAAP measures:

EBITDAR (Figures in US$ thousands)	1Q08	1Q07	4Q07
Net Income	$39,499	$48,566	$35,526

Interest Expense	(10,980)	(9,848)	(12,567)
Capitalized Interest	521	531	584
Interest Income	2,768	2,542	3,361
Income Taxes	(4,104)	(4,361)	(5,058)
EBIT	51,295	59,703	49,206

Depreciation and Amortization	10,000	7,995	9,821
EBITDA	61,295	67,697	59,027

Aircraft Rent	10,673	9,163	9,692
Other Rentals	3,883	2,685	3,461
EBITDAR	$71,981	$79,546	$72,180

Special Charges	-	-	6,300
Non-recurring gain	-	-	-
Adjusted EBITDAR	$75,851	$70,272	$78,281

EARNINGS PER SHARE	4Q07	4Q06	4Q07
Diluted Earnings per Share	$0.91	$1.12	$0.82

Adjustments:
Special Charges	-	-	0.15
Adjusted Diluted EPS	$0.91	$1.12	$0.96

CASM (cents)	4Q07	4Q06	4Q07
Cost per available seat mile (CASM)	$11.8	$9.7	$11.7

Less: Special Charges per ASM	-	-	(0.3)
Adjusted CASM	$11.8	$9.7	$11.4

Less: Fuel Cost per ASM	(4.1)	(3.0)	(3.8)
Adjusted CASM Excluding Fuel	$7.7	$6.7	$7.6

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.
(Registrant)

Date: 5/8/2008
	By:	/s/ Victor Vial
	Name:	Victor Vial
	Title:	CFO